Filed by Rentech Nitrogen Partners, L.P.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Rentech Nitrogen Partners, L.P.
Commission File No.: 001-35334

An audio replay of the conference call reflected in the following transcript was made available by Rentech Nitrogen Partners, L.P. on its website on November 10, 2015.

Information for Unitholders

In connection with the proposed transaction, CVR Partners has filed a registration statement on Form S-4 that includes a prospectus of CVR Partners and a proxy statement of Rentech Nitrogen, and CVR Partners and Rentech Nitrogen intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of Rentech Nitrogen seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by CVR Partners and Rentech Nitrogen with the SEC at the SEC's website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to CVR Partners may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to Rentech Nitrogen may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella, 10877 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024.

Participants in the Solicitation

CVR Partners, Rentech Nitrogen and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of CVR Partners’ general partner is contained in CVR Partners’ Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of Rentech Nitrogen’s general partner is contained in Rentech Nitrogen’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond CVR Partners’ and Rentech Nitrogen’s control, including the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Rentech Nitrogen unitholder approval, the ability of Rentech Nitrogen to divest or distribute its Pasadena facility, and the satisfaction of other conditions to consummation of the transaction; the ability of CVR Partners to successfully integrate Rentech Nitrogen’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to finance the transaction and the combined company; and the ability to achieve revenue growth. An extensive list of factors that can affect future results are discussed in CVR Partners’ Annual Report on Form 10-K, Rentech Nitrogen’s Annual Report on Form 10-K and other documents filed from time to time with the SEC. CVR Partners and Rentech Nitrogen undertake no obligation to update or revise any forward-looking statement to reflect new information or events.

RENTECH NITROGEN PARTNERS, L.P.

Rentech Nitrogen Partners, L.P. Q3 2015 Earnings Call November-10-2015

Operator

Welcome to the Rentech Nitrogen third-quarter conference call. My name is Tiffany, and I will be your operator for today's call.

(Operator Instructions)

I would like to inform all participants this call is being recorded at the request of Rentech Nitrogen. This broadcast is copyrighted property of Rentech Nitrogen. Any rebroadcast of this information in whole or in part without prior written permission of Rentech Nitrogen is prohibited. I will now turn the call over to Julie Cafarella, Vice President of Investor Relations.

Julie, you may begin.

Julie Cafarella - Rentech Nitrogen Partners, LP - VP of IR

Thanks for joining us, everyone. Welcome to Rentech Nitrogen's conference call for the three and nine months ended September 30, 2015. During today's call Keith Forman, CEO of Rentech Nitrogen, will summarize our activities.

Dan Cohrs, our Chief Financial Officer, will give a financial review of the period. Also on the line with us today are John Diesch, President; and Marc Wallis, Senior Vice President of the Sales and Marketing. The team will be available for questions at the end of our remarks.

Please be advised that certain information discussed on this conference call will contain forward-looking statements. They can be identified by the use of terms such as may, will, expect, believe, and other comparable terms. You're cautioned that while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance.

They are subject to known and unknown risks and uncertainties and risk factors. We detailed these factors from time to time in the Partnership's reports and registration statements filed with the Securities and Exchange Commission. Note that the forward-looking statements in this call are made as of November 10, 2015. Rentech Nitrogen does not revise or update these forward-looking statements, except to the extent that is required to do so under applicable law.

In addition, today's presentation includes various non-GAAP financial measures. The disclosures related to these non-GAAP measures, including reconciliations to the most directly comparable GAAP financial measures are included in our 2015 third-quarter earnings press release. You can find the release on our website.

Last, I want to mention that in connection with the proposed merger of Rentech Nitrogen and CVR Partners. CVR Partners and Rentech Nitrogen have filed a proxy statement prospectus with the SEC, and we encourage you to read that information. Rentech Nitrogen will mail the proxy statement prospectus to it's unit holders and CVR Partners and Rentech Nitrogen unit holders may also request free copies of the document from each Partnership's Investor Relations department or access the documents on each Partnership's website.

CVR Partners and Rentech Nitrogen, and our Directors and Executive Officers may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the transaction. You can find more information regarding the Directors and Executive Officers of CVR Partners and Rentech Nitrogen in each Partnership's annual report on Form 10-K for 2014 filed with the SEC.

Now I will turn the call over to Keith.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Good morning. I can promise you, you will not hear my voice on your home answering machine soliciting proxy votes. So that's a piece of good news.

Well amidst a quarter that many of our peers found challenging for a variety of reasons, while we were able to report another solid quarter. The year to year improvements in the third quarter include a $0.26 increase in net income per unit, excluding impairments, and a 110% increase in adjusted EBITDA. The drivers behind the results were higher on-stream rates, good demand for our products and improved margins.

We were able to declare a past distribution per unit in the third quarter of $0.25 versus $0.05 that we paid in the third quarter of last year. Cash distributions for the first nine months of 2015 have now total $1.61 per unit versus the $0.26 we were able to pay in the first nine months of last year.

Our reported net income for the quarter includes the effect of $32.5 million write-down of assets at the Pasadena facility, which were instigated by the combination of updated market reads and updating our discounted cash flow models with contemporaneous out year forecasts for product prices. Excluding the write-down, net income for 3Q was $0.18 per unit compared to a loss of $0.08 per unit in the 3Q 2014.

Looking at our results at the plant level at East Dubuque, [fill] sales and shipments of UAN and ammonia were higher than last year. Adjusted EBITDA for the quarter was $22.6 million compared to $18.5 million in the third quarter 2014. Volume is one driver behind the improved EBITDA. The ammonia deliveries were 19% higher than in the 3Q 2014 and UAN deliveries were 16% higher than in 3Q 2014.

The other driver is margin. In 3Q 2015 with benefited from a $1.66 per MMBtu of lower average natural gas costs, which were embedded in our cost of sales than we had in 3Q 2014. Pasadena generated adjusted EBITDA in the quarter just below $1 million at $900,000, compared to adjusted EBITDA loss of $7.7 million in 3Q 2014.

Deliveries were a little lighter than we had forecasted. One of the benefits of our restructuring, which now has over just about a year in its sales, which was to of course to lower the cost structure and to inhibit the volume capacity of the plan, is that we were not stretched by high inventory. We sold 22% of our AS volumes for the quarter into Brazil versus 53% last year.

AS prices were 15% higher in the year-over-year comparison, $226 per ton in this third quarter versus $197 per ton in last year's third quarter. Although sulfuric acid selling prices were 10% lower than 3Q of last year, $86 per ton this year versus $95 per ton last year, we sold twice as much volume, 40,000 tons versus 20,000 tons than we did last year since we are upgrading less AS, as a result of the restructuring previously mentioned. AS raw material margins nearly doubled year-over-year, $84 per ton in this third quarter versus $44 per ton in the last third quarter, due to higher prices and 8% lower ammonia feed stock prices which are indexed to Tampa, not to the Midwest Corn Belt index.

Operating performance was strong at both facilities and our employees at the plants are to be commended. At East Dubuque, on-stream rates were 94% for the ammonia and UAN plants. We had record ammonia production in the third quarter, just shy of 81,000 tons.

We also had record liquid urea and DEF shipments in the third quarter of just over 8,000 tons. The ammonia converter is operating as expected or hoped for. The converter project is tracking on plan, almost 40% complete and on budget, with replacement of the converter currently scheduled to occur during our turnaround in the summer of 2016.

At this point foundations have been installed, structural steel will begin arriving any day now, the converter pressure vessel and internals are anticipated to ship from Italy in late December. We've got our permits and root cleared to deliver the vessel by truck from Houston once it arrives. So if you're planning a trip between Houston and East Dubuque and you see, Wide Load Ahead, it may be our vessel. We expect to set the converter on the foundation in early March of next year.

At Pasadena, the facility operated at 88% on-stream rate for the ammonium sulfate plant when it's capped at 90%, so it's pretty much full utilization. The sulfuric acid plant on-stream rate was 86% and as a reminder, the plant had a planned 13 day outage in July to replace some catalysts and repair processed gas bypassed valve which improved heat recovery and increased our electric power generation production.

Average power production was just below 10 megawatts per hour -- 10 million watts per hour in the third quarter of 2015, which was dinged by the sulfuric acid plant shutdown. Production rates have proved just below 12 [million watts per hour] since the July shutdown. You may remember there were some claims made by IBM's, the EPC contractor on the cogent plant, who submitted $10 million of change orders for approval and payment through mediation late last month. Both parties agreed in principle to resolve the entire dispute with us agreeing to pay [Abbens] $3.5 million by the end of this month.

Just a little bit of market color. Tampa ammonia prices continue to drop which benefits Pasadena. Midwest premiums are holding up, which benefits East Dubuque. We began fall ammonia prepaid deliveries last week and we are beginning to see some in-season buying for the fall. UAN sold out for the rest of the year at an average selling price of $255 per ton; 80% of this year forecasted ammonia deliveries are sold or locked in at an average selling price of $547 per ton; 75% of this year's forecasted AS deliveries are sold or locked in at an average selling price of $242 per ton.

As of September 30, we had 100% of our national gas requirements for the year locked in at an average delivered price of $3.42 per MMBtu versus an average price of $4.98 last year. While our locked-in gas is higher than the current NYMEX spot prices, it is significantly below our 2014 natural gas costs. We are also beginning to purchase small amounts of gas requirements for next year.

We updated our guidance for 2015 in our Press Release. We are now forecasting cash distributions of approximately $1.90 per unit for the year compared to the previous guidance of $2, and that modification is entirely due to the transaction related costs of $4 million, which have been incurred through the end of the quarter. It does not reflect any transaction related costs that may be incurred during the current quarter.

We are projecting a consolidated adjusted EBITDA including Partnership level expenses of approximately -- we are projecting consolidated adjusted EBITDA of $116 million compared to our previous guidance of $118 million. East Dubuque's forecast is actually a little stronger, up to $120 million compared to our previous guidance of $117 million. In comparison, that $120 million compares to $85.8 million for the full year 2014.

And Pasadena went out projecting full-year EBITDA of $7 million compared with previous guidance of $10 million, $1 million of that makes adjustments due to transaction fees and $2 million is due to lower anticipated sales volume and pricing. With respect to the CVR transaction, I'll just give a brief update here. The pre-notification period under HSR Act has expired in September without any requests for additional information. As Julie mentioned, our S-4 was filed in September, currently under SEC review.

We are running parallel paths with the sales process in preparations for spin-off of Pasadena and we now expect to close on the CVR transaction in the first quarter 2016.

And now I would like to pass it off to Dan.

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Thank you. It was a pretty good quarter overall.

Revenues were flat -- consolidated revenues were flat. East Dubuque up 2% and Pasadena down 2% were the drivers that Keith summarized. Margins were up at both plants with gross margin at East Dubuque increasing from 34% last year to 40% in this year's third quarter.

Pasadena saw an even larger margin increase with the gross margin loss of 23% last year versus 1% gross margin this year. So a big improvement in Pasadena.

SG&A was flat, other than transaction fees. So each plant had essentially flat SG&A with the transaction fees driving consolidated SG&A up a bit. Net income was a loss of $25.5 million which reflected the write-down in Pasadena of $32.5 million. If we adjust for that asset impairment charge, net income was up from a loss of [$3.127 million].

So on a per unit basis, again adjusted for the impairment charge, net income per unit was up from a loss of $0.08 to a gain of $0.18 in this third quarter. EBITDA increased by $10 million. Keith summarized that.

Product prices in the East Dubuque were down a bit, down 7% for ammonia and 10% for UAN, but that was more than offset by the strength of deliveries with deliveries increasing by 16% to 19% for those two products. One of the bright spots for the quarter was the improvement in Pasadena where ammonia sulfate prices increase by 15%. Deliveries did decline by 20% in line with our intentionally reduced production down at that plant.

Natural gas -- the natural gas per unit cost in our cost of sales declined. Keith summarized those numbers. The cost of ammonia delivered to Pasadena, as input for our crop plant down there, also decline for the quarter.

And now we'll open it up for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Chris Parkinson, Credit Suisse.

Chris Parkinson - Credit Suisse - Analyst

Thank you very much. Can you just give us a real quick comment on the update for the fall application season? Some of your competitors recently noted that it was a little warm in some of your key areas, but soil temperatures should be cooling down. Any update from what you're hearing in the near term and also your expectations into 2016, more importantly?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

I am going to pass that onto Mark but I hear what you're -- I left a 78-degree Northeast the other day. So I know what you're thinking. Mark?

Marc Wallis - Rentech Nitrogen Partners LP - SVP of Sales and Marketing

Yes, Chris. Good morning. That soil temp needs to be below 50, as most folks are aware, with the ground and harvest moving across the country really quickly. We are ready to go just waiting for the temps to drop. That's occurred. We've been shipping consistently now the last five days, 1,000 ton or more out of East Dubuque and Iota.

Markets across the whole Upper Midwest in ammonia are very active. I understand from some of our customers that P&K actually did go down pretty good too. And then as you start looking out into next year we're still shipping fill tons that we took earlier. The urea market has started to turn around and grinding higher. I think that's going to set the stage for a little bit more optimistic buying as we move into the first quarter. Beyond that, I really can't say anything else.

Chris Parkinson - Credit Suisse - Analyst

Perfect. And just a quick follow-up, a corollary of that question. Obviously you've seen some inland, urea prices, fall in progressively over the last several months, which is more or less pretty well expected by the markets.

But UAN prices have held fairly firm on a relative basis, certainly on a nutrient ton basis. Can you give us any color on what you're hearing from your UAN customers and what the competitive landscape in this market is relative to urea? Obviously, I understand it's not completely your focus right now due to ammonia, but just any thoughts there on the differences between the two products would be greatly appreciated. Thank you.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

This is always a question mark at nitrogen. We know that the growers are going to put down X amount of pounds but is it going to go as ammonia, urea or UAN. Over the recent years urea has crept into the UAN space a little more, specifically in the spring.

On the units of end basis, there is a significant gap right now between the urea price, either New Orleans our up-stream in UAN. I think, as I mentioned earlier, the urea price globally is grinding higher. US is a discount to the world right now. And I think that UAN will still be a very key product, but I do believe we're going to see the new price per end gap between those two products close down a bit.

If urea doesn't move higher, I think it will drag UAN back just a little bit. Not significantly, but just maybe $4 or $5 a ton. I do think of though -- again, urea is grinding higher, which should (inaudible) the current market, maybe leaving some room for up-side as we move into the spring.

Chris Parkinson - Credit Suisse - Analyst

Perfect. Thank you very much.

Operator

Joel Jackson, BMO Capital Markets.

Milan Shah - BMO Capital Markets - Analyst

This is Milan on for Joel. I had a question on Pasadena. I was flipping through the S-4, and I've become very familiar S-4's lately. When I look at the assets, and I just want to know if I'm reading this properly, I look at the property, I see about $59 million that I see attributable to Pasadena with the $32.5 million write-off, I calculate about $27 million left related to Pasadena. Am I thinking about that correctly?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Yes. I mean that's roundabout the right answer.

Milan Shah - BMO Capital Markets - Analyst

Okay. That's helpful. And secondly, maybe you can help me out. I'm trying to get a sense for how long the SEC might review the S-4. Do you have a sense for the timing?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

No. That is a bet I'm bound to lose. I'm not going to do it.

Milan Shah - BMO Capital Markets - Analyst

All right and last one for me. On the [IBNs] payments of $3.5 million, I know there wasn't a lot of color in the past on that, but now that it's settled, can you maybe provide a little bit more detail on why it came to this conclusion and perhaps why the amount?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

No, no, and no. But I will say I know how Lloyd Blankfein and Jamie Diamond feel. (laughter)

Milan Shah - BMO Capital Markets - Analyst

All right. Thanks for the help.

Operator

Brent Rystrom, Feltl.

Brent Rystrom - Feltl and Company - Analyst

Good morning. Just a couple of quick questions. If the transaction does not close with CVR until the first quarter, have you said what you thought might be -- would be the policy as far as the distribution for whatever stub period there might be?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, Brent, we're not going to do that right now. We will do that. You know how -- we're kind of filling up the -- through February. Right? We're saying, hey, $1.90 as it stands right now without additional transaction costs factored in. So that is paid on February 15, plus or minus 2016. But if you're asking me what the May15 distribution is for the first quarter of 2016, I'm not going to go there at this point.

Brent Rystrom - Feltl and Company - Analyst

I'm not asking what it would be, I'm asking would there be one?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

It would only be if we owned it for the full quarter and if we were around on May 15, 2016, to direct that, because the directors of the Company would meet probably late April of 2016. So I can say that I hope that I am a director but not sharing that meeting.

Brent Rystrom - Feltl and Company - Analyst

And then quick question. I know it's early but there is a lot of new capacity coming online, some west of you presently, some south of you in the near term. Are you seeing anything from this added capacity coming into the Western corn belt?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

I'm going to defer that Marc as well, because he is there.

Marc Wallis - Rentech Nitrogen Partners LP - SVP of Sales and Marketing

Good morning, Brent.

Brent Rystrom - Feltl and Company - Analyst

Good morning.

Marc Wallis - Rentech Nitrogen Partners LP - SVP of Sales and Marketing

With OCI Wever and I think that's who you are -- now we will call it OCI/CF since they cleared their HSR. We don't see anything happening at that facility prior to May and in the past May. I don't think it will impact the spring season.

You -- way West out to the CF expansion at Sioux City and it will start impacting the market a little bit, but that facility so far West, it doesn't influence the market in our core zone. So we don't know where the markets will find a balance once Weaver starts running. I'm not expecting to see any pressure from them prior to the second half of the year.

Brent Rystrom - Feltl and Company - Analyst

All right. Thank you. And quick follow-up on an earlier question, as far as the fall application season, the weather actually looks -- a couple of periods of rain over the next three to four weeks, but this looks like it could be a very long application season. Are you guys kind of getting a sense for that? It looks like the window's going to be open quite a while, with sustained sub-zero temps or sub-freezing temps not really until well into December. Any thoughts?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

You are reading the tea leaves in the weather situation just like we are. Again, had the soil temps dropped earlier, we would've had a real early start this season, but I am expecting a good fall market with plenty of time for people to put down all the ammonia that (inaudible). Right now, this is exactly what the doctor ordered. You like to see strong steady movement and a little moisture doesn't hurt.

Brent Rystrom - Feltl and Company - Analyst

Thanks, guys.

Operator

James Jampel, HITE Hedge.

James Jampel - HITE Hedge Asset Management - Analyst

Thanks for taking the call. If you could talk a little bit about the process with UAN and what perhaps, has led to some of the delay in closing the merger?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

James, this is not a big delay. This is just, we have a -- there is a condition precedent that we sell Pasadena, just as a point of reference it took us -- it took us, this Company, historically eight months to acquire that asset. Let's not -- let's see when OCI closes. Everybody announced around the same time, have any of those guys closed already? No. It's pretty natural.

James Jampel - HITE Hedge Asset Management - Analyst

I see. And in terms of a Pasadena spinoff, how would that work exactly? What do you have in mind if that becomes necessary?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

It would be disclosed in a filing that we'll make some time probably in December.

James Jampel - HITE Hedge Asset Management - Analyst

Okay. And just so I understand, following up on Brent's question about any distribution related to Q1 operations. Your view is that there would be -- almost under no circumstances would any of the profit or distributions (inaudible) stated with Q1 operations be available to RNF (multiple speakers).

Keith Forman - Rentech Nitrogen Partners, LP - CEO

James, I can't explain this, we've talked about this before. RNF becomes UAN. So our money and their money get together which create probably more money than just our money, but there's more shareholders as well and then that's paid to everybody. So that money does go to a unit holder who opts to take the 1.04 exchange and the $2.57. They get it. They get it.

James Jampel - HITE Hedge Asset Management - Analyst

All right. Okay. That's all for me. Thank you.

Operator

Thank you. We've no further questions at this time. Thank you, ladies and gentlemen, this does conclude today's conference call. Thank you for participating. You may now disconnect.